press release

Paris, November 9, 2009

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER FOR SALE IN CANADA, AUSTRALIA, JAPAN OR THE UNITED STATES OF ANY SECURITIES OF AXA.
PLEASE REFER TO THE DISCLAIMER AT THE END OF THIS PRESS RELEASE.

AXA announced today the launch of a Euro 2 billion rights issue to finance acquisition opportunities

This rights issue will be used to seize future acquisition opportunities, primarily in high growth markets, including the potential buyout of minority interests in Central and Eastern Europe and the transaction proposed to AXA Asia Pacific Holdings' Board[1], while maintaining a strong balance sheet.

Rights issue

The Euro 2 billion share capital issue will be carried out through preferential subscription rights for AXA's existing shareholders.

The settlement and listing of the new shares are expected to take place on December 4, 2009.

AXA Assurances IARD Mutuelle and AXA Assurances Vie Mutuelle (the "AXA Mutuelles"), which hold together 14.29% of AXA's share capital, have undertaken to participate in the capital increase by exercising all of the preferential subscription rights attached to their shares.

BNP Paribas and Schneider Electric, which hold, directly or indirectly, respectively 5.36% and 0.47% of AXA's share capital, have indicated their intention to participate in the capital increase by exercising all of the preferential subscription rights attached to their shares.

The remainder of the issue has been underwritten by a syndicate of banks.

[1] The press release describing the offer is available on AXA's website www.axa.com

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA's operations are diverse geographically, with major operations in Europe, North America and the Asia/Pacific area. For full year 2008, IFRS revenues amounted to Euro 91.2 billion and IFRS underlying earnings to Euro 4.0 billion. AXA had Euro 981 billion in assets under management as of December 31, 2008.

The AXA ordinary share is listed on compartment A of Euronext Paris under the ticker symbol CS (ISIN FR0000120628 – Bloomberg: CS FP – Reuters: AXAF.PA). The American Depository Share is also listed on the NYSE under the ticker symbol AXA.

AXA Investor Relations:

Etienne Bouas-Laurent : +33.1.40.75.46.85
Marie-Elodie Bazy: +33.1.40.75.97.24
Gilbert Chahine: +33.1.40.75.56.07
Paul-Antoine Cristofari: +33.1.40.75.73.60
Sylvie Gleises: +33.1.40.75.49.05

AXA Media Relations:

Emmanuel Touzeau: +33.1.40.75.46.74
Laurent Sécheret: +33.1.40.75.48.17
Armelle Vercken: +33.1.40.75.46.42

AXA Individual shareholders Relations: +33.1.40.75.48.43

IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Please refer to AXA's Annual Report on Form 20-F and AXA's Document de Référence for the year ended December 31, 2008, for a description of certain important factors, risks and uncertainties that may affect AXA's business. In particular, please refer to the section "Special Note Regarding Forward-Looking Statements" in AXA's Annual Report on Form 20-F. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

DISCLAIMER

No communication or information relating to AXA's share capital increase with preferential subscription rights may be distributed to the public in any jurisdiction in which registration or approval is required. No action has been (or will be) undertaken to make an offer to the public of AXA's new shares or preferential subscription rights in any jurisdiction outside of France, Belgium, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Sweden, Switzerland or the United Kingdom where such steps would be required.

The issue, the exercise or the sale of preferential subscription rights and the subscription for or purchase of new shares or preferential subscription rights may be subject to legal or statutory restrictions in certain jurisdictions. AXA assumes no responsibility for any violation of such restrictions by any person.

United States

This document does not constitute an offer to sell securities or the solicitation of an offer to purchase securities in the United States. The preferential subscription rights, the new shares or other securities mentioned in this press release may not be offered or sold in the United States without registration or an exemption from registration under the U.S. Securities Act of 1933. AXA does not intend to register all or part of such securities in the United States, nor does it intend to make a public offer in the United States.

European Economic Area

The offer is open to the public in France only after the delivery of the visa on the Prospectus by the French Autorité des marchés financiers. The offer will be open to the public in Belgium, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Sweden and the United Kingdom only after the passporting of the Prospectus pursuant to the Prospectus Directive.

With respect to any Member State of the European Economic Area ("EEA") which has implemented the Prospectus Directive (each, a "Relevant Member State") other than France, Belgium, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, Spain, Sweden and the United Kingdom, once the Prospectus has been notified to the relevant

competent authority in accordance with the Prospectus Directive as implemented in such member State, no action has been undertaken or will be undertaken to make an offer to the public of securities requiring a publication of a prospectus in any Relevant Member State. As a result, securities may only be offered in Relevant Member States:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which meets two or more of the following criteria: (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more that €43 million, and (3) an annual net turnover of more than €50 million, as per its last annual or consolidated accounts;

(c) in any other circumstances not requiring the issuer to publish a prospectus as provided under article 3(2) of the Prospectus Directive.

For the purposes of this paragraph, "Securities offered to the public" means, in each Relevant Member State which has implemented the Prospectus Directive, any communication in any form and by any means, of sufficient information about the terms and conditions of the offer and the securities, so as to enable an investor to decide to buy or subscribe for the securities, as the same may be varied in that Relevant Member State and "Prospectus Directive" means Directive 2003/71/EC, as implemented in that Relevant Member State.

This selling restriction applies in addition to any other selling restrictions which may be applicable in the Relevant Member States who have implemented the Prospectus Directive.

United Kingdom

Prior to the passporting and publication of the Prospectus in the United Kingdom pursuant to the Prospectus Directive, this press release is directed only at persons who (i) are located outside the United Kingdom, (ii) have professional experience in matters relating to investments and fall within Article 19(5) ("investment professionals") of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, (iii) are persons falling within Article 49(2) (a) through (d) (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or (iv) are persons to whom this communication may otherwise lawfully be communicated (all such persons together being referred to as "Relevant Persons"). Prior to the passporting and publication of the Prospectus in the United Kingdom, the securities are directed only at Relevant Persons and no invitation, offer or agreements to subscribe, purchase or otherwise acquire securities may be proposed or made other than with Relevant Persons, and any person other than a Relevant Person may not act or rely on this document or any provisions thereof. Persons distributing this document must satisfy themselves that it is lawful to do so. Past performance of AXA securities should not be relied on as an indication of future performance.

This press release is not a prospectus which has been approved by the Financial Services Authority or any other United Kingdom regulatory authority for the purposes of Section 85 of the Financial Services and Markets Act 2000.

Switzerland

The subscription rights and new shares are not being offered to the public in or from Switzerland for the time being, and neither this press release, nor any other offering materials relating to the subscription rights or new shares may be distributed in or from Switzerland in connection with any such public offering. It is currently contemplated to extend the offering of the new shares to the public in Switzerland at a later stage.

Canada, Australia and Japan

The new shares and the preferential subscription rights may not be offered, sold or purchased in Canada (subject to certain limited exceptions), Australia or Japan.

Stabilization

The stabilizing manager, may without obligation, effect transactions that stabilize or maintain the market price of the preferential subscription rights or the shares at a higher level than might otherwise prevail in the open market. Such transactions may commence on or after the date on which the transaction is launched and during the entire subscription period.